FORM 6-K

02052086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

HSBC Holdings plc

8 Canada Square, London E14 5HQ England

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ✔ Form 40-F ....]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes .... No ✔]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ....]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:

Name: P A Stafford
Group Company Secretary's Department

Dated: 27 August 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

HSBC Holdings plc

2) Name of shareholder having a major interest

Lehman Brothers International (Europe)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lehman Brothers International (Europe)

5) Number of shares/amount of stock acquired

287,796,547

6) Percentage of issued class

3.04%

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of US$0.50 each

10) Date of transaction

22 August 2002

11) Date company informed

27 August 2002

12) Total holding following this notification

287,796,547

13) Total percentage holding of issued class following this notification

3.04%

14) Any additional information